Exhibit 1
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FOR IMMEDIATE RELEASE                                             9 JANUARY 2008




                              WPP GROUP PLC ("WPP")


                Yankelovich to join Henley Centre HeadlightVision


WPP announces that Yankelovich Holdings Inc, the leading US consumer trends and lifestyle research business, has signed a definitive merger agreement with WPP to join Henley Centre HeadlightVision, WPP's wholly-owned consumer trends and futures research and consultancy business. The merger will become effective upon the satisfaction of certain conditions. Henley Centre HeadlightVision is part of Kantar, WPP's research, insight and consultancy division.

Founded in 1958, Yankelovich is based in Chapel Hill, NC. Yankelovich's clients include consumer packaged goods, financial services, media, telecommunications and healthcare companies, such as GlaxoSmithKline, Kraft, Rockefeller Foundation and Unilever.

Yankelovich's unaudited revenues for the year ended 31 December 2006 were US$17.8 million, with gross assets at the same date of US$9.4 million.

The addition of Yankelovich to Henley Centre HeadlightVision will create an enlarged company employing 145 people with researchers and consultants based in Chapel Hill, New York, London, Delhi and Mumbai. Plans to expand into China are already underway.

This investment continues WPP's strategy of developing its services in more measurable areas for its clients - such as information, insight and consultancy -and in strengthening its networks in important markets and sectors.


Contact:
Feona McEwan, WPP                                        44-207408 2204
www.wpp.com